ENERFLEX LTD. ANNOUNCES REDEMPTION OF 9.00% SENIOR NOTES DUE 2027

NEWS RELEASE

CALGARY, Alberta, Dec. 11, 2025 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today announced that it has completed the previously announced redemption of all of its 9.00% Senior Secured Notes due 2027 (the “Redemption”). The Redemption was facilitated using proceeds raised by Enerflex Inc., a direct, wholly owned subsidiary of Enerflex, under its previously announced private offering of $400 million in aggregate principal amount of 6.875% senior notes due 2031 (the “2031 Notes”) along with availability under the Company’s secured revolving credit facility. The 2031 Notes were issued at par and guaranteed on a senior unsecured basis by the Company.

The 2031 Notes and the related guarantees have not been registered under the Securities Act, any state securities laws or the laws of any other jurisdiction, and Enerflex does not intend to register the 2031 Notes or the related guarantees. Any offer or sale of the 2031 Notes must be exempt from or not subject to the registration requirements of the Securities Act and applicable state laws and similar requirements under the applicable laws of the provinces of Canada and other jurisdictions where the 2031 Notes may be offered or sold.

For investor and media enquiries, contact:

Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com